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                                                            Exhibit H-2

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

New Century Energies, Inc. ("NCE"), a registered holding company, of 1225 Seventeenth Street, Denver, Colorado, 80202-5534, has filed an application/declaration under sections 32 and 33 of the Public Utility Holding Company Act of 1935 ("Act") and rules 53 and 54 thereunder.

NCE, through indirect subsidiary companies, is engaged in the ownership and development of exempt wholesale generators ("EWGs"), as defined in section 32 of the Act, and foreign utility companies ("FUCOs"), as defined in section 33 of the Act.

NCE is authorized by Commission orders(1) to finance these activities through the issuance and sale of debt and equity securities and through the issuance of guarantees relative to the obligations of certain subsidiary companies, provided that the sum of the guarantees and the net proceeds of common stock sales and borrowings used for this purpose, together with NCE's aggregate investment in all EWGs and FUCOs, shall not exceed 50% of NCE's consolidated retained earnings.

NCE requests that the Commission exempt it from the requirements of rule 53(a)(1), with respect to the investing by NCE of proceeds from its financings and the issuance of its guarantees authorized by the Commission in File No. 70-9007, by allowing NCE to have an aggregate investment in EWGs and FUCOs, as calculated in accordance with rule 53(a)(1)(i), in an amount up to NCE's consolidated retained earnings, as determined in accordance with rule 53(a)(1)(ii).

As of December 31, 1997, NCE's aggregate investment in EWGs and FUCOs, PRO FORMA to include its initial investments in certain of its subsidiaries,(2) was approximately $364.4 million, and its average consolidated retained earnings were approximately $715.6 million. If NCE had authority to make aggregate investments in EWGs and FUCOs in an amount equal to 100% of its consolidated retained earnings using proceeds from its external financings or other credit-supported arrangements, as of December 31, 1997, NCE could have invested an additional $351.2 million.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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(1) HCAR No. 26750 (August 1, 1997) and HCAR No. 26872 (May 14, 1998), both issued in File No. 70-9007.
(2) Specifically, Yorkshire Electricity Group plc and Independent Power Corporation plc, both British companies.